
Dopple
A smarter way to fund parenting

INVEST IN **DOPPLE**

Patent-pending fintech helping parents fund what matters—backed by McClatchy & Snapchat VC investor

wishlist.thedopple.com Hoboken, NJ

Highlights

1. $1.3M+ revenue in 18 months with 236% YoY growth in 2024
2. Raised $2.5M to date from notable venture capitalists, corporate investors, and the founder
3. Tapping into the $1.7T gifting industry and $648B care economy with a patent-pending model
4. Leveraging an existing successful clothing subscription service with 15,000 unique lifetime purchase
5. Major expansions in 2025: launching Dopple's mobile app & community gifting to accelerate adoption
6. Multiple revenue streams: subscriptions, transaction fees, and affiliate partnerships
7. Proven leadership team with experience building and exiting startups

Featured Investors



Jeremy Liew in Follow Invested $300,000

Prior Investments: - Snapchat - The Honest Co - GroupOn - Affirm - Shoedazzle

"I was Lisa's board member at RockYou. Iinvested in Dopple because I know Lisa as a strong operator and has a great vision."



Ro Choy in
Syndicate Lead

Follow Invested $5,000

CEO SBX Cars

"I've invested in and had many exits coming from early stage companies. When evaluating these opportunities I first look at the management team and then at the core business. In this case, I've known many on the Dopple management team for over 15 years as both operators and executives. I can say i've seen this team build a company from $16M in revenue to over $150M and i was happy to invest in their latest venture. Further, I'm excited to support the Dopple business because it's both a disruptive platform that helps families fund the critical things they need. It's as compelling a financial investment as it is a social impact opportunity."



Other investors include Neal Dempsey, Mark Menell

Our Team



Lisa Marino CEO

A fintech and e-commerce leader with 20+ years of experience. As former CEO of RockYou, she scaled revenue from $16M to $150M. A mom who once relied on welfare, Lisa is passionate about reshaping family finance and making essentials more accessible.



Emily Smith CRO

A tech and media executive with expertise in news, parenting, and education. Former VP at Disney Family and SVP at Tribune Publishing, she now leads growth at Dopple.



Josh Grant COO

A growth-focused executive with 20+ years in tech and media. He has launched, acquired, and managed 25+ digital businesses, driving innovation and investor success. His expertise helps scale Dopple's fintech platform to reach millions of families.



Matthew Greer VP of Finance

An MBA and CFA charterholder with leadership experience at Goldman Sachs, Matthew oversees budgeting, financial strategy, and operations to support Dopple's growth.

Pitch

The Birth of Dopple: A Mother Needs Help

When Lisa Marino was a young mother on welfare, she and her husband faced a frustrating reality—while many programs existed to help families, accessing them was complicated, fragmented, and difficult to navigate. They spent hours filling out paperwork, applying for aid, and relying on inconsistent support from family and friends.

Lisa's story isn't unique. Raising a child is more expensive than ever, and financial stress is crushing families.


33%
of parents report high levels of stress compared to 20% of other adults
47%
of U.S. families report struggling to afford diapers
One-third
of impoverished families with children under 6 are pushed into poverty by childcare expenses

Sources: (1, 2, 3)

At the same time, friends and family want to help—but the way we give hasn't evolved. Parents receive mountains of clothes and toys for birthdays and baby showers, yet struggle to afford essentials.

Lisa imagined a better way—what if, instead of another stuffed animal, parents could receive real financial support for everyday expenses?

Twenty years later, with technology advances and market dynamics aligned, Lisa saw an opportunity to build a platform that could aggregate critical resources and funding to help families thrive.


Pre- & Postpartum Services
1 Year of Diaper Delivery
Dopple
Childcare & Tuition Savings Accounts
Meal Delivery

Dopple: Turning Gifting into Financial Security for Families

Dopple transforms gifting into a seamless funding platform, allowing families to access real financial support for everyday needs. Instead of receiving one-time gifts, parents can create a personalized wishlist that includes both products and essential services—from diapers and clothing to daycare and medical expenses. Loved ones can contribute by purchasing items outright or funding them in small amounts, making high-cost necessities more manageable.



Dopple's features are built with families in mind, allowing users to:
Fund essentials, not just gifts
Register for services, subscriptions, and recurring expenses.
Streamlined contributions
Collect support from family, friends, employer benefits (to be launched), and beyond.
Smart gifting experience
Easily track contributions and send thank-you notes (to be launched).

With patent-pending technology, Dopple ensures that gifted funds are seamlessly directed toward what families truly need. By combining multi-source funding, direct payment integration, and automated transactions, Dopple is redefining gifting as a financial tool—turning generosity into lasting support.

How It Works

Dopple seamlessly integrates with online retailers, financial accounts, and multiple funding sources, ensuring contributions are easily collected and directed toward what families truly need.



Family
Create a wish list by adding products, services, or subscriptions they need funded.
1
Dopple
2
Supporters, friends, community
Contribute any amount to help fund the wish list and support the family's needs.
3
Manage transactions
Payments
Logistics
Reporting modules
Family receive funded items
Once fully funded, families receive the products or services they need.


Invest in the Dopple on Wefunder
Share
Lisa Marino
Founder and CEO of Dopple
I'm sure you've realized
Watch on YouTube

Our Traction

Dopple isn't starting from scratch—it's **built on a profitable, fast-growing clothing subscription business** that has already served **15,000+ families**. In **August 2023**, Lisa and her team acquired Dopple Inc., a kids' clothing subscription service, recognizing its potential to become a broader financial support system for families.

With a thriving subscription model and an expanding fintech platform, Dopple is proving the demand for a smarter way to fund family essentials.


Key Highlights

236%
YoY revenue growth (2023-2024)

$1.3M+
total revenue in 18 months

1,000
monthly clothing box deliveries

3,500
active clothing subscription customers

15,000
unique lifetime purchasers

While the vision for Dopple has grown into a one-of-a-kind wishlist platform, its existing clothing subscription service gives us a strong foundation to build from.

Early Gifting Platform Data Proves Market Demand

Dopple's beta results show high engagement and spending behavior, validating the platform's market potential:

85%
gifter conversion rate

The majority of visitors to a wishlist contribute

$3,500
GMV per birth wishlist

Covering products ($1,600), services ($1,300) & subscriptions ($600)

$1,000+
average event wishlist GMV

High demand for meaningful, big-ticket gifting

50%
of GMV from exclusive items

High-value, Dopple-only activities & subscriptions

$148
average order value per gifter

Strong user spending power


Dopple

Dopple is set for 333% YoY growth in 2025, reaching $3.2M revenue, driven by platform expansion and the upcoming launches of Dopple's mobile app (Q3 2025) and Dopple Community Gifting (Q3 2025). These advancements will ensure sustainable growth, increased user engagement, and expanded funding opportunities, helping us reach our projected $50M+ revenue by 2028.


Financial Summary 2024-2029
$103,000
$88,000
$73,000
$58,000
$43,000
$28,000
$13,000
-$2,000
2024
2025
2026
2027
2028
2029
Revenue
Expenses
EBIDTA

Market: The Care Economy Is Growing

Dopple sits at the intersection of three massive markets—care, gifting, and crowdfunding—bridging the gap between financial need and community support. The $648 billion care economy is growing rapidly, expected to reach $760 billion by 2030.

Meanwhile, the $1.7 trillion U.S. year-round gifting industry remains outdated, directing money toward one-time purchases instead of meaningful financial support. Crowdfunding, a $1.6 billion market, has already proven the power of collective funding—Dopple is taking it further by turning everyday gifting into a sustainable financial safety net for families.


$1.7T
U.S. year-round gifting
$648B
Care Economy
Dopple's
TAM
$1.6B
Crowdfunding
Dopple

Why Dopple Stands Apart

Unlike traditional gift registries that focus solely on physical goods and rely on third-party payment processors, Dopple is an all-in-one gifting and funding platform. Unlike existing solutions, Dopple offers multiple funding sources, including fractional gifting, allowing friends, family, and community members to contribute small amounts toward larger expenses like childcare, healthcare, and education.

	Dopple	Classic Registries	Retailers (WMT, AMZN, etc)	Crowd Funding	care.com
Registry/Wish List	♥	♥	♥	♡	♡
Add products/services from any site	♥	♥	♡	♡	♡
Services Market Place	♥	♡	♡	♡	♥
Multi Source Funding	♥	♡	♡	♥	♡
Fractional Gifting	♥	♡	♡	♡	♡
Advanced Payments Processing	♥	♡	♡	♡	♡
Outcomes based data	♥	♡	♡	♡	♡

Countering Inequity, Not Just Company Growth

At Dopple, our mission has always been to help families fund the things that matter most. But now, we're going even further.

The income gap in this country is growing—and it's not sustainable. Access to childcare, nourishing meals, and educational funds shouldn't be luxuries. Every family deserves a real shot at stability and the peace of mind that comes from knowing their children's needs are met.

That's why we're launching the **Dopple Community Fund**—and putting real dollars behind it.

⊠ **10% of all funds raised in this Wefunder round** will go directly to support families in need.

Because this isn't just about raising capital. **It's about raising families up.**

How We Make Money

Dopple operates a multi-channel revenue model, generating income from subscriptions, transaction fees, and affiliate partnerships. By monetizing both gifters and brand partners, Dopple ensures recurring revenue and long-term scalability, similar to platforms like Airbnb.

Subscription: Our current primary revenue source, customers subscribe to receive bundles on a recurring basis.

- Average Order Value (AOV): $90 per bundle
- Gross Margin: 65%+
- Projected Monthly Deliveries: 2,000+ by the end of 2025

Gift Transaction Fees: Dopple takes a 7% transaction fee per gift contribution regardless of the funding source.

Product and Affiliate Commissions: Dopple earns affiliate revenue or drop ship revenue when users purchase from brand partners through the platform.

Own Preferred Shares in a Fast-Growing Fintech

When you invest in Dopple, you're purchasing **preferred shares**, a type of equity that gives you priority over common shareholders if the company is acquired or exits. This means your investment comes with added protections and the potential for upside as we grow. It's a way to own a real stake in Dopple's future—on terms typically reserved for venture capitalists.

Why We’re Raising Money

Dopple is raising $1.2 million to accelerate platform growth, expand our network of service providers, and acquire more customers. With a rapidly growing market opportunity, this funding will fuel strategic expansion and long-term scalability.


50%
Enhance platform features
30%
Customer acquisition
20%
Expand and onboard providers


Use of funds
Dopple

*6.9% of all funds raised will be paid to Wefunder *10% of all funds raised will go directly to support families in need.

Invest in the Future of Family Finance

Dopple is transforming gifting into real financial support, tapping into the $648B care economy and $1.7T U.S. gifting market. With $1.3M+ in revenue, 236% YoY growth, and 85% gifter conversion in beta, demand is clear. As we scale with **new funding sources and upcoming product features launches in Q3 2025**, now is the time to invest in a high-growth fintech platform.


Invest in Dopple as we scale a smarter gifting fintech platform
with real traction and a clear growth path
Dopple

Investor Perks

Secure your shares in Dopple today and get even more for your investment.


$400-$799
1 Dopple kids clothing drop (worth $100)
$800-$1,199
2 Dopple kids clothing drops (worth $200)
$1200+
3 Dopple kids clothing drops (worth $300) + 20% off on all Dopple purchases indefinitely
Dopple